

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2024

Justin Stiefel
Chief Executive Officer
Heritage Distilling Holding Company, Inc.
9668 Bujacich Road
Gig Harbor, Washington 98332

> **Re: Heritage Distilling Holding Company, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 13, 2024**
> **File No. 333-279382**

Dear Justin Stiefel:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Capitalization, page 52

1. Please address the following comments:
   - Please revise your disclosures in the 2nd bullet point of the introductory paragraph to include a discussion of transactions that are reflected in the Cash balance on a pro forma basis, including the amount of proceeds you received in each transaction. Please also revise your dilution disclosures to include similar information.
   - We note that your discussions of items not reflected in the capitalization table on page 53-54 appear to include outstanding warrants that are not disclosed in your historical financial statements for the fiscal year ended December 31, 2023. Please revise to disclose all the outstanding warrants including the material terms of your agreements. Also disclose how you accounted for these warrants and your basis for the accounting treatment.

Dilution, page 55

2. We note your response to prior comment 2. Please address the following comments related to the calculation you provided in Annex A of your response letter dated May 13, 2024.
   - Tell us how you arrived at $(20,176,160) and $26,797,284 adjustments in the "Increase in Debt attributable to increased Fair Value and Exchange related costs" column and "(Exchange of Certain Debt)" column, respectively. In your response, also state whether this amount includes any transactions that occurred prior to December 31, 2023.
   - We note that the "offering proceeds/net proceeds" column reflects the payment of the debt of 2,375,000, but the post offering pro forma net tangible book value does not appear to reflect the reduction of liabilities for that amount. Please revise accordingly.
   - Tell us how you arrived at 3,873,877 and 2,805,962 outstanding shares in the "Exchange of Certain Debt into Equity" column and "(Exchange of Certain Debt)" column, respectively. In this regard, show us how these number of shares tie in with your disclosures in your historical financial statements for the fiscal year ended December 31, 2023 (e.g., page F-19 and F-20).
   - Tell us how the per share amounts and the post offering total number of shares of common stock outstanding in Annex A tie in with your dilution disclosure.

Managements Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 72

3. We note that you are currently out of compliance with various financial and other debt covenants under the Silverview Loan agreement, and are in discussion with the lender to obtain a waiver. Please revise your disclosure to explain how violations of these covenants would impact the Company's liquidity and capital resources if you are unable to obtain a waiver from the lender.

4. Please revise to discuss the overdue and unpaid accounts payable mentioned on page 17 and the related impact on your liquidity. For example, discuss the potential demand for immediate payment of those amounts, how you would fund those payments and the impact on funds available to you. Also discuss whether, in light of your inability to pay vendors on a timely basis, there is a risk that these and other vendors may demand payment for services rendered up front and in full, rather than permitting you to pay on credit.

Notes to Condensed Consolidated Financial Statements
Note 5. Convertible Notes, page F-18

5. We note your revised disclosures in response to prior comment 5. Your disclosures on page F-18 and F-26 state that the 2022 and 2023 Convertible Notes were "effectively exchanged" for shares of common stock and prepaid warrants, which doesn't appear to be

consistent with your response. If the intention of your disclosure here is to say that the noteholders agreed to such exchange, please clearly state as such and refrain from using the term such as "effectively exchanged" in your disclosures. As we note similarly confusing disclosures elsewhere, ensure the revisions are made to all disclosures throughout the filing.

<u>Note 16. Subsequent Events, page F-34</u>

6. Please revise to disclose the terms of the new warrants which is expected to be issued with shares of the Company's common stock in exchange for Whiskey Special Ops 2023 Notes and related warrants. Also tell us your basis for classifying the new warrants in equity.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: M. Ali Panjwani, Esq.